Mr. Larry Spirgel

Office Chief

Office of Technology

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

March 12, 2021

Re:	Epilog Imaging Systems, Inc.
Offering Statement on Form 1-A
Filed March 1, 2021
File No. 024-11331

Dear Mr. Spirgel:

On behalf of Epilog Imaging Systems, Inc., I hereby request qualification of the above-referenced offering statement at 4:00pm, Eastern Time, on Wednesday, March 17, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Michael Mojaver
Michael Mojaver
Chief Executive Officer
Epilog Imaging Systems, Inc.

cc: Andrew Stephenson

CrowdCheck Law LLP